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As filed with the Securities and Exchange Commission on June 28, 2002

Registration Statement No. 333-90766

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3
REGISTRATION STATEMENT
Under
the Securities Act of 1933

SMURFIT-STONE CONTAINER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	43-1531401 (I.R.S. Employer Identification Number)

150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CRAIG A. HUNT, ESQ.
Vice President, General Counsel and Secretary
150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOSEPH A. WALSH, JR., ESQ. STEVEN J. GAVIN, ESQ. Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	STEVEN A. ROSENBLUM, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
SUBJECT TO COMPLETION, DATED JUNE 28, 2002

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

71,638,462 Shares

Smurfit-Stone Container Corporation

COMMON STOCK

Smurfit-Stone Container Corporation is furnishing this prospectus to Jefferson Smurfit Group plc's shareholders in connection with the pro rata distribution by Jefferson Smurfit Group to its shareholders of up to 71,638,462 shares of our common stock, representing approximately 29.3% of our outstanding common stock. This prospectus may also be used for sales by Jefferson Smurfit Group of up to approximately 3 million of these shares to the extent they are not included in the distribution. The distribution is being effected in connection with an offer by MDCP Acquisitions I, an affiliate of Madison Dearborn Partners, L.L.C., to purchase the entire issued and to be issued share capital (including American Depositary Shares) of Jefferson Smurfit Group. The Madison Dearborn offer is conditioned upon completion of the distribution.

We expect Jefferson Smurfit Group to effect the distribution at the time the Madison Dearborn offer becomes wholly unconditional to holders of record of Jefferson Smurfit Group ordinary shares at the close of business on that day. Jefferson Smurfit Group will only effect the distribution if the Madison Dearborn offer is concurrently declared unconditional in all respects. As a result of the distribution, Jefferson Smurfit Group shareholders will own one share of our common stock for each 16 Jefferson Smurfit Group shares they currently hold (or 10 shares of our common stock for each 16 American Depositary Shares).

The distribution will be made in exchange for cancellation of a portion of Jefferson Smurfit Group's share capital pursuant to a reduction of capital of Jefferson Smurfit Group. The distribution and capital reduction are subject to the approval of Jefferson Smurfit Group shareholders and to confirmation by the High Court of Ireland. Immediately prior to the distribution, Jefferson Smurfit Group intends to effect a ten-for-one split of its ordinary shares and then cancel four out of every ten post-split shares as part of the capital reduction in exchange for the appropriate fraction of a share of our common stock. You will not be required to pay any cash for the shares of our common stock that you receive in the distribution. We will not receive any cash or other proceeds from the distribution.

Our common stock is quoted on the Nasdaq National Market under the symbol "SSCC". On June 27, 2002, the last reported sale price of our common stock was $15.25 per share.

Owning shares of our common stock will involve risks. In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

July      , 2002

TABLE OF CONTENTS

THE COMPANY	1
RECENT DEVELOPMENTS	1
WHERE YOU CAN FIND MORE INFORMATION	1
CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE	2
JEFFERSON SMURFIT GROUP MATERIALS	2
FORWARD-LOOKING STATEMENTS	3
RISK FACTORS	4
USE OF PROCEEDS	10
SELLING STOCKHOLDER	10
PLAN OF DISTRIBUTION	12
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	14
LEGAL MATTERS	16
EXPERTS	17

THE COMPANY

        We are the industry's leading integrated manufacturer of paperboard and paper-based packaging, including containerboard, corrugated containers, multiwall bags and clay-coated recycled boxboard. We are also the world's largest paper recycler. In addition, we are a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels.

        We are a holding company with no business operations of our own. We conduct all of our business operations through two wholly-owned subsidiaries: JSCE, Inc. and Stone Container Corporation. JSCE conducts all of its business operations through its wholly-owned subsidiary, Jefferson Smurfit Corporation (U.S.). We have operations primarily in North America and Europe.

        Our principal executive offices are located at 150 North Michigan Avenue, Chicago, Illinois 60601, and our telephone number is (312) 346-6600.

RECENT DEVELOPMENTS

        On June 26, 2002, Stone Container Corporation completed a private placement of $400 million of 8 3/8% senior notes due 2012. The senior notes:

  •
  are unsecured and rank equal in right of payment to Stone Container's existing unsecured senior debt; and

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  are junior to Stone Container's secured debt and all liabilities of Stone Container's subsidiaries.

We are not guaranteeing the senior notes.

        The net proceeds from the offering were approximately $392 million. Stone Container used the proceeds, together with borrowings of approximately $52 million under its revolving credit facility, to repay $443 million aggregate principal amount of its term loans due October 1, 2003 and $1 million in transaction expenses.

        In connection with its senior note offering, Stone Container has received commitments from Deutsche Bank Trust Company Americas and JPMorgan Chase Bank to amend and restate its existing bank credit agreements to, among other things, provide up to $1,300 million of new term loan facilities. Stone Container intends to use the proceeds of the new term loan facilities to refinance substantially all of its remaining term loans under its existing bank credit agreements. In addition, we expect that the new bank credit agreements will provide that Jefferson Smurfit Group's distribution of shares of our common stock to the Jefferson Smurfit Group shareholders will not constitute a change of control. Because the terms of Stone Container's proposed new bank new credit facilities have not been agreed upon, the final terms may differ from those anticipated.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        We have filed a registration statement, of which this prospectus is a part, under the Securities Act of 1933 to register the shares to be distributed hereby. As allowed by the SEC rules, this prospectus does not include all of the information contained in the registration statement and its included exhibits. We refer you to the registration statement and its included exhibits.

CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

        The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to other documents filed with the SEC. The following documents, which we have filed with the SEC pursuant to the Securities Exchange Act of 1934, are incorporated by reference in this prospectus:

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  The description of our common stock contained in our Registration Statement on Form 8-A dated April 25, 1994, including any amendments or reports filed for the purpose of updating such description;

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  Annual Report on Form 10-K for the year ended December 31, 2001;

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

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  Current Reports on Form 8-K dated January 4, 2002 and January 31, 2002.

        The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. In addition, all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and before the completion of the distribution of our common stock hereby are incorporated herein by reference and will be a part hereof from the date of filing of such documents.

        You may obtain copies of all documents that are incorporated by reference into this prospectus (other than the exhibits to those documents that are not specifically incorporated by reference into those documents) without charge by writing or calling Smurfit-Stone Container Corporation, 150 North Michigan Avenue, Chicago, Illinois 60601, Attention: Investor Relations, telephone number (312) 346-6600.

        You should only rely on the information incorporated by reference into or provided in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and business prospects may have changed since that date.

JEFFERSON SMURFIT GROUP MATERIALS

        In connection with Jefferson Smurfit Group's distribution to you of shares of our common stock, Jefferson Smurfit Group may provide you with certain disclosure materials. The information contained in any such disclosure materials is not part of this prospectus and is not incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus and the documents incorporated by reference into this prospectus, the words "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties are discussed below in "Risk Factors."

        Our actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking statements. The events anticipated by the forward-looking statements may or may not occur and, if any of them do, the impact they will have on our results of operations and financial condition is uncertain. We decline any obligation to publicly update or revise any of our forward-looking statements to reflect the occurrence of events after the date hereof.

RISK FACTORS

        The ownership of our common stock involves a number of risks and uncertainties. You should consider carefully the following risk factors.

We have substantial debt outstanding that could negatively impact our business.

        We have a highly leveraged capital structure. As of March 31, 2002, we and our subsidiaries had total consolidated debt outstanding of $5,000 million and $930 million of unused borrowing capacity under our subsidiaries' credit facilities.

        Our level of debt could have significant consequences for us, including the following:

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  we may be required to seek additional sources of capital, including additional borrowings under our subsidiaries' existing credit facilities, other private or public debt or equity financings to service or refinance our debt, which borrowings may not be available on favorable terms;

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  a substantial portion of our cash flow from operations will be necessary to meet the payment of principal and interest on our debt and other obligations and will not be available for our working capital, capital expenditures and other general corporate purposes; as of March 31, 2002, we had scheduled principal payments on our debt of approximately $149 million in the remainder of 2002, $1,225 million in 2003 and $105 million in 2004; as a result of the Stone Container senior note offering and after completion of the bank refinancing and the application of the net proceeds therefrom, we will have scheduled principal payments on our debt of approximately $143 million in the remainder of 2002, $789 million in 2003 and $112 million in 2004; we will continue to have substantial interest expense during these periods;

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  our level of debt could make us more vulnerable to economic downturns, and reduce our operational and business flexibility in responding to changing business and economic conditions and opportunities; and

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  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage.

        Our high level of debt could:

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  make it difficult for us to satisfy our obligations, including making interest payments under our debt obligations;

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  limit our ability to obtain additional financing to operate our business;

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  limit our financial flexibility in planning for and reacting to industry changes;

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  place us at a competitive disadvantage as compared to less leveraged companies; and

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  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

        In addition, borrowings under our subsidiaries' credit agreements are at variable rates of interest, which expose us to the risk of increased interest rates.

        We may borrow additional amounts to fund our capital expenditures and working capital needs. We also may incur additional debt to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above.

Factors beyond our control could hinder our ability to service our debt and meet our operating requirements.

        As of March 31, 2002, we had scheduled principal payments on our debt of approximately $149 million in the remainder of 2002, $1,225 million in 2003 and $105 million in 2004. As a result of the Stone Container senior note offering and after completion of the bank refinancing and the application of the net proceeds therefrom, we will have scheduled principal payments on our debt of approximately $143 million in the remainder of 2002, $789 million in 2003 and $112 million in 2004. We will continue to have substantial interest expense during these periods.

        Our ability to meet our obligations and to comply with the financial covenants contained in our subsidiaries' debt instruments will largely depend on our future performance. Our performance will be subject to financial, business and other factors affecting us. Many of these factors will be beyond our control, such as:

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  the state of the economy;

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  the financial markets;

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  demand for and selling prices of our products;

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  costs of raw materials and energy; and

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  legislation and other factors relating to the paperboard and packaging products industries generally or to specific competitors.

        If the net proceeds from borrowings and any divestitures and amounts from other financing sources, including operating cash flows, do not provide us with sufficient liquidity to meet our operating and debt service requirements, we will be required to pursue other alternatives to repay debt and improve liquidity. Such alternatives may include:

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  sales of assets;

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  cost reductions;

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  deferral of certain discretionary capital expenditures; and

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  seeking amendments or waivers to our subsidiaries' debt instruments.

        Such measures may not be successfully completed or may not generate the liquidity required by us to operate our business and service our obligations. If we

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  are not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or

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  fail to comply with the various covenants in our subsidiaries' debt instruments,

we would be in default under the terms of our subsidiaries' debt instruments, which would permit our subsidiaries' debtholders to accelerate the maturity of such debt and would cause defaults under our subsidiaries' other debt.

The cyclicality of our industry could negatively impact our sales volume and revenues and our ability to respond to competition or take advantage of business opportunities.

        Our operating results reflect the industry's general cyclical pattern. The majority of our products are commodities subject to extreme price competition. The industry in which we compete has had substantial overcapacity for several years. Production overcapacity and weak demand for products causes the paper industry to take downtime periodically to reduce inventory levels. In addition, the industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. These conditions have contributed to substantial price competition and volatility in the industry. In the event of a recession, demand and prices are likely to drop substantially. Increased production by our competitors will also depress prices for our products. From time to time, we have closed certain of our facilities or have taken downtime based on prevailing market demand for our products and may continue to do so. Certain of our competitors have also temporarily closed or reduced production at their facilities, but can reopen and/or increase production capacity at any time.

        Our sales and profitability historically have been more sensitive to price changes than changes in volume. Future decreases in prices for our products would adversely affect our operating results. These factors, coupled with our highly leveraged financial position, may adversely impact our ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

        Our ability to incur additional debt, and in certain cases refinance outstanding debt, is significantly limited or restricted under the agreements relating to our subsidiaries' existing debt. Our subsidiaries' senior secured credit facilities and the indentures governing our subsidiaries' outstanding senior notes restrict, among other things, our ability to take specific actions, even if such actions may be in our best interest. These restrictions limit our ability to:

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  incur liens or make negative pledges on our assets;

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  merge, consolidate or sell our assets;

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  issue additional debt;

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  pay dividends or repurchase or redeem capital stock and prepay other debt;

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  make investments and acquisitions;

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  enter into transactions with stockholders and affiliates;

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  make capital expenditures;

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  materially change our business;

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  amend our debt and other material agreements;

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  issue and sell capital stock;

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  make investments in unrestricted subsidiaries;

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  allow distributions from our subsidiaries; or

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  prepay specified debt.

        Our subsidiaries' bank debt requires us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in us being required to repay these borrowings before their maturity date. If we were unable to refinance these borrowings, our subsidiaries' lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our costs of borrowing could increase significantly.

        In addition, we are limited in our ability to move capital freely among us and our subsidiaries. The limitations contained in our subsidiaries' debt agreements, together with our and our subsidiaries' highly leveraged capital structure, could limit our and our subsidiaries' ability to effect future debt or equity financings. These limitations also may otherwise restrict our corporate activities, including our ability to avoid defaults, provide for capital expenditures, take advantage of business opportunities or respond to market conditions.

        Furthermore, our subsidiaries' senior debt bears interest at fixed and floating rates. As of March 31, 2002, approximately $2,657 million, or 53% of our total debt, bears interest at floating rates. As a result of the Stone Container senior note offering and after completion of the bank refinancing, approximately $2,277 million, or 45% of our total debt, will bear interest at floating rates. The floating interest rates currently are not capped at a maximum interest rate. If interest rates rise, our subsidiaries' interest payments also will increase. Although we may enter into agreements to hedge our interest rate risk, these agreements may be inadequate to protect us fully against our interest rate risk.

        Our subsidiaries' bank credit agreements, under which our subsidiaries had total borrowings of $2,461 million as of March 31, 2002, provide that an immediate event of default shall occur under such agreements if Jefferson Smurfit Group and its affiliates cease to own at least 20% of our outstanding common stock. Jefferson Smurfit Group's distribution to you of shares of our common stock will result in Jefferson Smurfit Group and its affiliates owning less than 20% of our outstanding common stock. We expect that the new bank credit agreements that Stone Container intends to enter into will provide that, and we intend to seek an amendment to Jefferson Smurfit Corporation (U.S.)'s bank credit agreement that will provide that, Jefferson Smurfit Group's distribution to you of shares of our common stock will not constitute an event of default. However, we are unable to predict if we will be successful in obtaining new bank credit agreements or such amendments.

Our industry is highly competitive and price fluctuations could diminish our sales volume and revenues.

        The paperboard and packaging products industries are highly competitive, and no single company is dominant. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which we compete are particularly sensitive to price fluctuations as well as other factors, including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected.

        The markets for folding cartons and market pulp are also highly competitive. Many of our competitors are less leveraged and have financial and other resources greater than ours and are able to better withstand the adverse nature of the business cycle. If our facilities are not as cost efficient as those of our competitors, we may need to temporarily or permanently close such facilities and suffer a consequent reduction in our revenues.

        If we are unable to maintain all or a substantial majority of the sales volume to our customers, due in part to the tendency of certain customers to diversify their suppliers, our sales volume and revenues could diminish.

Price fluctuations in raw materials and energy costs could adversely affect our ability to obtain the materials needed to manufacture our products and could adversely affect our manufacturing costs.

        Wood fiber and recycled fiber, the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In particular, the supply and price of wood fiber depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of wood fiber has caused, and likely will continue to cause, higher wood fiber costs in some of the regions in which we procure wood. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber has caused an occasional tightness in the supply of recycled fiber. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Recycled fiber supplies, primarily old corrugated containers, tightened during the second quarter of 2002, resulting in an approximate $36 per ton average price increase during such period. Such costs are likely to continue to fluctuate based upon demand/supply characteristics.

        The cost of producing our products is sensitive to the price of energy. Energy prices, in particular oil and natural gas, have experienced significant volatility in recent years, with a corresponding effect on our production costs. In January 2001, natural gas prices reached a high of nearly $10.00 per million British thermal units ("mmBtu"), compared to a historical ten-year average of $2.61 per mmBtu. Though natural gas prices normalized in the second half of 2001, energy prices may not remain at current rates and may rise to higher levels, in which case our production costs, competitive position and results of operations could be adversely affected thereby.

We may encounter difficulties arising from integrating acquisitions, restructuring our operations or closing or disposing of facilities.

        We have completed acquisitions, closed higher cost facilities, sold non-core assets, and otherwise restructured our operations to improve our cost competitiveness. Some of these activities are ongoing and may divert the attention of management or disrupt our ordinary operations or those of our subsidiaries. Moreover, our production capacity or the actual amount of products we produce may be reduced as a result of these activities.

We are subject to environmental regulations and liabilities that could weaken our operating results.

        Federal, state, provincial, foreign and local environmental requirements, particularly those relating to air and water quality, are a significant factor in our business. In the past we have had, and in the future may face, environmental liability for the costs of remediating soil or groundwater that is or was contaminated by us or a third party at various sites that are now or were previously owned or operated by us. We are also engaged in legal proceedings with federal and state authorities concerning alleged violations of various discharge and emission standards. These proceedings may result in the imposition of fines or penalties as well as mandated remediation programs that require substantial, and in some instances, unplanned capital expenditures. There also may be similar liability at sites with respect to which either we have received, or in the future may receive, notice that we may be a potentially responsible party and that are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act, analogous state laws and other laws concerning hazardous substance contamination.

        We have incurred in the past, and may incur in the future, civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims. We have made significant expenditures to comply with environmental regulations and expect to make significant expenditures in the future. As of March 31, 2002, we had approximately $45 million reserved for environmental liabilities. However, we could incur additional significant expenditures due to changes in law or the discovery of new information, and those expenditures could have a material adverse effect on our operating results. In addition, we are required to make significant environmental capital expenditures on an annual basis. We expect those expenditures to increase significantly in the next several years.

        The United States Environmental Protection Agency has finalized significant portions of its comprehensive rule governing the pulp, paper and paperboard industry, known as the "Cluster Rule". Phase I of the Cluster Rule required us to convert our bleached linerboard mill at Brewton, Alabama and our bleached market pulp mill at Panama City, Florida to an elemental chlorine free bleaching process, to install systems at several of our mills for the collection and destruction of low volume, high concentration gases and to implement best management practices, such as spill controls. These projects have been substantially completed at a cost of approximately $236 million as of March 31, 2002 (of which approximately $4 million has been spent in the first quarter of 2002). Phase II of the Cluster Rule will require the implementation of systems to collect high volume, low concentration gases at various mills and has a compliance date of 2006. Phase III of the Cluster Rule will require control of particulate from recovery boilers, smelt tanks and lime kilns and has a compliance date of 2005. We continue to study possible means of compliance with Phases II and III of the Cluster Rule. Based on currently available information, we estimate that the compliance cost of Phases II and III of the Cluster Rule is likely to be in the range of $100 million to $125 million, in the aggregate, and that such cost will be incurred over the next five years.

Foreign currency risks and exchange rate fluctuations could hinder the results of our international operations, and the strength of the U.S. dollar could continue to disadvantage us relative to our foreign competitors.

        We have operations in the United States, Canada, Europe and Latin America. The functional currency for the majority of our foreign operations is the applicable local currency except for the operations in Canada. Our investments in foreign subsidiaries with a functional currency other than the U.S. dollar are not hedged. We have entered into foreign currency exchange agreements to hedge a portion of our exposure to the Canadian dollar. We routinely utilize swaps and forwards to mitigate any potential foreign currency exchange risk. Nonetheless, to the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating currencies could reduce our sales and net income. Our financial performance is directly affected by exchange rates by:

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  translations into U.S. dollars for financial reporting purposes of the assets and liabilities of our foreign operations conducted in local currencies; and

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  gains or losses from foreign operations conducted in U.S. dollars.

        In addition, we compete with foreign producers, particularly in Northern Europe. The strength of the U.S. dollar relative to the currencies of the countries of our foreign competitors has placed us at a competitive disadvantage to such foreign competitors, because our products are relatively more expensive to purchase. Our ability to compete with our foreign competitors in our export markets will continue to be affected by the strength of the U.S. dollar, possibly adversely. Any appreciation of the U.S. dollar relative to Northern European currencies or the Euro could cause our products to be less cost competitive.

Substantial sales of our common stock may occur in connection with the distribution, which could cause our stock price to decline.

        All of the shares of our common stock distributed by Jefferson Smurfit Group, other than shares distributed to our affiliates, will be eligible for immediate resale in the public market. It is expected that a dealing facility will be made available to Jefferson Smurfit Group shareholders to facilitate the sale of shares of our common stock by Jefferson Smurfit Group shareholders who wish to do so. It is likely that some Jefferson Smurfit Group shareholders will sell shares of our common stock received in the distribution, either through the dealing facility or otherwise, for various reasons, including the fact that our business profile or market capitalization does not fit their investment objectives. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution, the dealing facility or otherwise, could cause declines in the market price of our common stock. We are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, the distribution or whether a sufficient number of buyers will be in the market at that time.

We have anti-takeover defenses, and our Board of Directors may consider adopting other anti-takeover defenses, that could delay or prevent an acquisition of us that you may consider favorable.

        We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination"

includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person that, together with its affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The application of this provision to us may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

        In addition, our Board of Directors may consider adopting other anti-takeover defenses, including a stockholders rights plan and certain amendments to our Certificate of Incorporation and By-laws with respect to the election and removal of directors and the calling of special stockholder meetings. A stockholders rights plan and any such amendments to our Certificate of Incorporation and By-laws could delay or prevent an acquisition of us that you may consider favorable.

USE OF PROCEEDS

        We will not receive any cash or other proceeds from the distribution of the shares of our common stock pursuant to this prospectus.

SELLING STOCKHOLDER

        As of the date of this prospectus, Smurfit International B.V., a wholly-owned subsidiary of Jefferson Smurfit Group, owns 71,638,462 shares, or approximately 29.3%, of our common stock. If the distribution described in this prospectus is effected, Smurfit International will sell the shares of our common stock owned by Smurfit International to Jefferson Smurfit Group, which will use these shares to effect the distribution.

        Jefferson Smurfit Group is effecting the distribution in connection with an offer by MDCP Acquisitions to purchase the entire issued and to be issued share capital (including American Depositary Shares) of Jefferson Smurfit Group for €2.15 per share in cash. The Madison Dearborn offer is conditioned upon completion of the distribution, and Jefferson Smurfit Group will only effect the distribution if the Madison Dearborn offer is concurrently declared unconditional in all respects. The distribution is also subject to the approval of Jefferson Smurfit Group shareholders and to confirmation by the High Court of Ireland.

Registration Rights Agreement

        Smurfit International and we are parties to a Registration Rights Agreement dated as of May 10, 1998, which provides, among other things, Smurfit International with certain rights that generally allow it to require us to register, at our expense, all of the shares of our common stock that it owns. We have registered the shares of our common stock held by Smurfit International that Jefferson Smurfit Group will distribute pursuant to this prospectus under the terms of the Registration Rights Agreement. In connection with such registration, we have incurred fees and expenses on behalf of Smurfit International totaling approximately $100,000. Smurfit International's rights under the Registration Rights Agreement will terminate upon the completion of the distribution. The Registration Rights Agreement provides for "piggyback" registration rights in favor of us and certain other holders of our common stock. As permitted by the Registration Rights Agreement, Smurfit International has notified us and the other holders that it would require any "piggyback" securities to be included in the offering on the same terms and conditions as Smurfit International's securities are offered, namely as a distribution to the Jefferson Smurfit Group shareholders.

Subscription Agreement

        Smurfit International and we are parties to a Stock Subscription Agreement dated as of May 3, 1994, which provides, among other things, Smurfit International with certain rights that generally allow it to maintain its percentage ownership of our common stock in the event of public or private issuances of our common stock (or any of our securities convertible into or exchangeable for our common stock). The Stock Subscription Agreement will terminate in accordance with its terms upon the completion of the distribution.

Standstill Agreement

        Jefferson Smurfit Group and we are parties to a Standstill Agreement dated as of May 10, 1998, which provides, among other things, that prior to November 18, 2003 (subject to limited exceptions): Jefferson Smurfit Group and its subsidiaries are prohibited from (a) directly or indirectly acquiring any of our voting securities if, after giving effect to such acquisition, they would beneficially own more than 40% of the total voting power of our outstanding securities, or (b) soliciting, seeking to effect, negotiating with or providing any information to any other party with respect to, or making any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than Jefferson Smurfit Group or its subsidiaries), whether written or oral, to our Board of Directors or otherwise making any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than Jefferson Smurfit Group or its subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving us or any significant portion of our assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction. These provisions of the Standstill Agreement will remain in full force and effect in accordance with their terms after the completion of the distribution.

Transactions with Jefferson Smurfit Group

        We sell products to and purchase products from, and may continue to sell products to and purchase products from, Jefferson Smurfit Group and its subsidiaries and affiliates on terms generally similar to those prevailing with unrelated parties. In addition, we provide, and may continue to provide, certain subsidiaries and affiliates of Jefferson Smurfit Group with general management and elective management services under separate management services agreements.

        In the first quarter of 2002, Smurfit Packaging Corporation, an indirect subsidiary of Jefferson Smurfit Group, and we entered into an agreement pursuant to which Smurfit Packaging paid us $700,000 and delivered to us 36,800,000 shares of our common stock that it owned and received in exchange 36,800,000 newly issued shares of our common stock.

        Jefferson Smurfit Group and we have had preliminary discussions with respect to the feasibility of the exchange or purchase and sale between Jefferson Smurfit Group and Stone Container of certain of their respective assets and operations located primarily in Europe and Canada. The parties have jointly retained a financial adviser to value the assets and operations that are under consideration. Meaningful discussions on specific terms of any such exchange or purchase and sale will not occur until the valuations are concluded and reviewed by the parties. We can give no assurance that any such transactions will occur.

        In addition, Jefferson Smurfit Group and Stone Container operate in Europe pursuant to a joint management arrangement that is permissible under the antitrust rules of the European Union in light of the affiliate status of Jefferson Smurfit Group and Stone Container. In the event Jefferson Smurfit Group's distribution of shares of our common stock to the Jefferson Smurfit Group shareholders is completed, then unless and until the European operations of Jefferson Smurfit Group and Stone

Container are consolidated under a single owner it is possible that Jefferson Smurfit Group and Stone Container will be required to separately market their products in Europe. However, it is intended that Jefferson Smurfit Group and Stone Container will file an application for a negative clearance and exemption with the European Commission in order to enable this arrangement to continue in the short term.

Board Membership

        Michael W. J. Smurfit, Dermot F. Smurfit and Anthony P. J. Smurfit are officers and directors of Jefferson Smurfit Group. Howard E. Kilroy is a director of Jefferson Smurfit Group. Dr. Michael Smurfit is our Chairman of the Board and serves on our Board of Directors. Dr. Dermot Smurfit, Mr. Anthony Smurfit and Mr. Kilroy serve on our Board of Directors.

PLAN OF DISTRIBUTION

        The disclosure in this section was supplied to us for inclusion in this prospectus by Jefferson Smurfit Group.

The Distribution

        Jefferson Smurfit Group intends to distribute to its shareholders up to 71,638,462 shares of our common stock, representing approximately 29.3% of our outstanding common stock. The distribution will be effected in connection with an offer by MDCP Acquisitions for the entire issued and to be issued share capital of Jefferson Smurfit Group for €2.15 per share. The Madison Dearborn offer, announced on June 17, 2002, is conditioned upon completion of the distribution. Further information about the Madison Dearborn offer is contained in offer documents that will be sent to Jefferson Smurfit Group shareholders and will be filed with the SEC by MDCP Acquisitions and Jefferson Smurfit Group.

        Jefferson Smurfit Group plans to effect the distribution at the time the Madison Dearborn offer becomes wholly unconditional to holders of record of Jefferson Smurfit Group ordinary shares at the close of business on that day. Jefferson Smurfit Group will only effect the distribution if the Madison Dearborn offer is concurrently declared unconditional in all respects. As a result of the distribution, Jefferson Smurfit Group shareholders will own one share of our common stock for each 16 Jefferson Smurfit Group shares they currently hold (or 10 shares of our common stock for each 16 American Depositary Shares).

        Holders of options for Jefferson Smurfit Group shares who exercise those options prior to or as of the record date will be entitled to participate in the distribution in respect of the shares issued pursuant to those options. Holders of options that are exercised following the record date for the distribution, or that lapse following the record date pursuant to agreements with Jefferson Smurfit Group, may be entitled to receive cash rather than shares of our common stock in respect of such options. To the extent such option holders receive cash instead of shares of our common stock, up to approximately 2.6 million shares of our common stock owned by Jefferson Smurfit Group may not be included in the distribution. In addition, Jefferson Smurfit Group expects that up to approximately an additional 355,000 shares of our common stock will not be included in the distribution in any event, because of rounding in the computation of the exchange ratio for the distribution. Accordingly, Jefferson Smurfit Group may sell up to approximately 3 million shares of our common stock for cash in open market or private transactions in order to fund obligations to option holders and to dispose of any remaining shares of our common stock. Jefferson Smurfit Group may make such sales pursuant to the registration statement of which this prospectus forms a part, or pursuant to Rule 144, or both.

        As described below, only whole shares of our common stock will be distributed, and Jefferson Smurfit Group shareholders will receive cash from the sale of the aggregated fractional interests to which they would otherwise be entitled in lieu of receiving the fractional interests. In addition, holders of Jefferson Smurfit Group ordinary shares in jurisdictions in which the distribution of shares of our common stock is not legal will receive cash from the sale of the aggregated shares to which they would otherwise be entitled.

        Jefferson Smurfit Group has entered into a Transaction Agreement with MDCP Acquisitions in connection with the Madison Dearborn offer. In the Transaction Agreement, Jefferson Smurfit Group has agreed, among other things, to effect the distribution of our common stock concurrently with the Madison Dearborn offer being declared unconditional in all respects, subject to Jefferson Smurfit Group's recommendation of the Madison Dearborn offer not having been withdrawn or adversely modified and subject to legal constraints. The Transaction Agreement will be filed with the SEC by MDCP Acquisitions and Jefferson Smurfit Group.

The Capital Reduction

        The distribution will be made pursuant to a reduction of capital of Jefferson Smurfit Group in exchange for the cancellation of Jefferson Smurfit Group shares. The distribution and capital reduction are subject to the approval of Jefferson Smurfit Group shareholders and to confirmation by the High Court of Ireland. Jefferson Smurfit Group intends to convene an extraordinary general meeting of its shareholders as promptly as practicable to consider, among other things, a resolution to approve the distribution and to effect the distribution pursuant to the capital reduction. Jefferson Smurfit Group shareholders will receive a separate shareholder circular in connection with that meeting. If the distribution and capital reduction are approved by Jefferson Smurfit Group shareholders, Jefferson Smurfit Group plans to present a petition to the High Court of Ireland to sanction the distribution and the capital reduction and to confirm the related cancellation of share capital of Jefferson Smurfit Group.

        Immediately prior to the distribution, Jefferson Smurfit Group intends to effect a ten-for-one split of its ordinary shares. Immediately after the stock split, Jefferson Smurfit Group will cancel four out of every ten post-split shares in exchange for the shares of our common stock to be distributed pursuant to the capital reduction. Thus, the owner of 16 Jefferson Smurfit Group shares will, following the stock split and the distribution, hold 96 post-split shares plus one share of our common stock. With respect to Jefferson Smurfit Group ordinary shares that are tendered pursuant to the Madison Dearborn offer and not withdrawn, the six out of every ten post-split shares that are not canceled pursuant to the capital reduction will be purchased pursuant to the Madison Dearborn offer, at a price equal to €2.15 divided by six (or approximately €0.36) per post-split share. The Transaction Agreement provides that, following completion of the Madison Dearborn offer, MDCP Acquisitions will acquire any remaining Jefferson Smurfit Group ordinary shares at the same price in a mandatory acquisition pursuant to Section 204 of the Irish Companies Act, 1963.

When and How You Will Receive the Distribution

        The record date for determining Jefferson Smurfit Group shareholders entitled to receive the distribution will be the close of business on the day that the Madison Dearborn offer is declared unconditional in all respects. Jefferson Smurfit Group will distribute the shares of our common stock to its shareholders as promptly as practicable thereafter by taking the following steps. Promptly following the record date, Jefferson Smurfit Group will purchase the shares of our common stock owned by Smurfit International and will cause the shares to be registered in the names of the appropriate Jefferson Smurfit Group shareholders or in "street names" for their account.

        If you hold Jefferson Smurfit Group shares (including American Depositary Shares) through a brokerage firm account, the brokerage firm will be the registered holder or "street name" for the shares of our common stock that you are entitled to receive. The brokerage firm will in turn electronically credit your account for such shares. This will likely take several days after the distribution. If you have any questions in this regard, we encourage you to contact your broker on the mechanics of having the shares of our common stock posted to your account.

        If you physically hold certificates for Jefferson Smurfit Group shares (including American Depositary Shares) and are the registered holder, the shares of our common stock distributed to you will be registered in your name and you will become the record holder of those shares. The shares of our common stock will be issued in book-entry form through the Direct Registration System. Our transfer agent and registrar, Mellon Investor Services LLC, will hold your book-entry shares. If you wish to receive a physical certificate after the distribution date, you should contact our transfer agent at 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number (201) 329-8660.

        The transfer agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Such holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of that sale. Such cash payment will be made to holders in the same account in which the underlying shares are held. If you physically hold certificates for Jefferson Smurfit Group shares (including American Depositary Shares) and are the registered holder, you will receive a direct registration transaction advice showing your ownership interest in our common stock. You will also receive a check, in the same or a subsequent mailing, representing your pro rata share of the net proceeds from the sale of the fractional shares.

        The transfer agent will not deliver any shares of our common stock in connection with the distribution to holders of Jefferson Smurfit Group ordinary shares in jurisdictions in which the distribution of shares of our common stock is not legal. Instead, the transfer agent will aggregate all such shares and sell them on behalf of those holders who otherwise would be entitled to receive such shares. Such holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of that sale. The cash payment will be made to holders in the same manner as cash payments in lieu of fractional shares, as described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material United States federal income tax consequences to Jefferson Smurfit Group shareholders who are United States persons of the Jefferson Smurfit Group stock split, the distribution of shares of our common stock in exchange for the cancellation of Jefferson Smurfit Group shares, and the exchange of Jefferson Smurfit Group ordinary shares (and Jefferson Smurfit Group American Depositary Shares) for cash in the Madison Dearborn offer. Wachtell, Lipton, Rosen & Katz, special counsel to Jefferson Smurfit Group, and Kirkland & Ellis, special counsel to Madison Dearborn, have reviewed the following discussion and are of the opinion that, subject to the limitations and conditions set forth herein, it fairly summarizes the federal income tax considerations that are likely to be material to such Jefferson Smurfit Group shareholders. We will refer to the stock split, the distribution/cancellation and the Madison Dearborn cash offer, collectively, as the "transaction."

        This discussion is based on currently operative provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations under the Internal Revenue Code and administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Jefferson Smurfit Group shareholders or Smurfit-Stone Container Corporation shareholders as described herein. Opinions of counsel are not binding on the Internal Revenue Service or any court, and no assurance can be given that the Internal Revenue Service will not challenge the tax treatment of the transaction.

        This discussion applies only to Jefferson Smurfit Group shareholders who are United States persons (as defined in the Internal Revenue Code). Further, the individual circumstances of each Jefferson Smurfit Group shareholder may affect the tax consequences of the transaction to the holder. This discussion does not address all United States federal income tax considerations that may be relevant to particular shareholders of Jefferson Smurfit Group in light of their particular circumstances, such as shareholders who are banks, insurance companies, pension funds, tax-exempt organizations, dealers in securities or foreign currencies, shareholders who acquired their Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) in connection with stock option or stock purchase plans or in other compensatory transactions, shareholders who hold Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) as part of an integrated investment (including a "straddle") comprised of Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) and one or more other positions, or shareholders who have entered into a constructive sale of Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares). In addition, the discussion in this section does not address the tax consequences of the transaction under non-U.S. tax laws or state or local tax laws, or any tax consequences resulting from transactions effectuated prior or subsequent to or concurrently with the transaction (whether or not such transactions are in connection with the transaction), including, without limitation, transactions in which Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) or shares of our common stock are directly, indirectly or constructively acquired or disposed of. This discussion does not address Jefferson Smurfit Group shareholders who elect to receive any of their consideration in loan notes.

        ACCORDINGLY, JEFFERSON SMURFIT GROUP SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES, INCLUDING THE APPLICABLE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, TO THEM OF THE TRANSACTION IN THEIR PARTICULAR CIRCUMSTANCES.

        For United States federal income tax purposes, the transaction is intended to constitute a single integrated transaction with respect to Jefferson Smurfit Group and its shareholders in which the distribution will be treated as a distribution in redemption of outstanding Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) in connection with the complete termination of the Jefferson Smurfit Group shareholders' interest in Jefferson Smurfit Group. Although Jefferson Smurfit Group and MDCP Acquisitions believe that the foregoing description correctly characterizes the transaction for United States federal income tax purposes and, therefore, that the distribution should qualify as an exchange under Section 302(b) of the Internal Revenue Code, there is no specific authority on this point and the issue is not free from doubt.

        Assuming the distribution qualifies as an exchange within the meaning of Section 302(b) of the Internal Revenue Code and that Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) surrendered in the transaction were held as capital assets, then, subject to the assumptions, limitations and qualifications referred to in this prospectus, the transaction would result in the following United States federal income tax consequences:

•
Each holder of Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) will generally recognize gain, if any, only to the extent of the excess of (i) the sum of the fair market value, on the date of the distribution, of the shares of our common stock distributed in the distribution plus the cash proceeds received pursuant to the Madison Dearborn offer over (ii) the holder's adjusted basis immediately prior to the transaction in the Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) surrendered. Such gain generally should be capital gain, and generally should be long-term capital gain if the Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) exchanged in the transaction have been held for more than one year. In the event that a holder's adjusted basis in the Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) exceeds the sum of the fair market value of the shares of our common stock and the amount of cash received by the holder in the transaction, the holder generally will recognize a loss. Such loss generally should be capital loss, and generally should be long-term capital loss if the Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) exchanged in the transaction have been held for more than one year.

•
The tax basis of the shares of our common stock received by Jefferson Smurfit Group shareholders in the transaction will be equal to the fair market value of such stock on the date of the distribution. One method of determining this value that may be reasonable would be to use the weighted average trading price of our common stock on the date of the distribution; however, please consult with your own tax advisor with respect to your particular determination.

•
The holding period of the shares of our common stock received in the distribution should generally commence on the day after the distribution.

        No ruling has been or will be obtained from the Internal Revenue Service in connection with the transaction, and the Internal Revenue Service could challenge the treatment of the transaction. Such a challenge, if successful, could result in Jefferson Smurfit Group shareholders being treated as receiving a "dividend" distribution of shares of our common stock in respect of their Jefferson Smurfit Group ordinary shares (or Jefferson Smurfit Group American Depositary Shares) in the distribution. The amount treated as distributed in the distribution would be equal to the fair market value on the date of the distribution of our common stock that is distributed and generally would be treated as a dividend taxable as ordinary income to the Jefferson Smurfit Group shareholders to the extent of Jefferson Smurfit Group's current or accumulated earnings and profits. Jefferson Smurfit Group shareholders should consult their own tax advisers regarding the specific tax consequences to them that may apply in the event that the Internal Revenue Service successfully asserted that Jefferson Smurfit Group shareholders should be treated as receiving a dividend.

        You may be subject to "backup withholding" at a rate of 30% on payments received in connection with the transaction unless you (1) provide a correct taxpayer identification number (which, if you are an individual, is your social security number) and any other required information or (2) are a corporation or otherwise qualify under certain exempt categories and, when required, demonstrate this fact, all in accordance with the requirements of the backup withholding rules. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your United States federal income tax liability. You should consult with your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO JEFFERSON SMURFIT GROUP SHAREHOLDERS WHO ARE UNITED STATES PERSONS. JEFFERSON SMURFIT GROUP SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

LEGAL MATTERS

        The validity of our common stock distributed hereby will be passed upon for us by Winston & Strawn, Chicago, Illinois. Thomas A. Reynolds III, who serves on our Board of Directors, is a partner with, and serves on the Executive Committee of, Winston & Strawn, which has provided, and continues to provide, legal services to us. As of the date of this prospectus, Mr. Reynolds beneficially owns 6,524 shares of our common stock.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have incorporated by reference in this prospectus our consolidated financial statements and schedule in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Smurfit-Stone Container Corporation

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        We will pay all expenses incident to the distribution of the shares being registered other than transfer taxes, if any. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee	$105,287.01
Printing and duplicating expenses	25,000
Legal fees and expenses for Smurfit-Stone	50,000
Legal fees and expenses for the selling stockholder	100,000
Accounting fees and expenses	25,000
Miscellaneous expenses	10,000

Total	$315,287.01

*  To be completed by amendment.

Item 15. Indemnification of Directors and Officers.

        Exculpation.    Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "Delaware Law") permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock repurchases, or for any transaction from which the director derived an improper personal benefit.

        The Restated Certificate of Incorporation of the Registrant incorporates the exculpation provisions permitted by Section 102(b)(7) of the Delaware Law described above.

        Indemnification.    Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        The Restated Bylaws of the Registrant make mandatory the indemnification permitted by Section 145 of the Delaware Law described above.

        Insurance.    The directors and officers of the Registrant are insured under a policy of directors' and officers' liability insurance.

Item 16. Exhibits.

Exhibit Number	Description
5.1	Opinion of Winston & Strawn regarding legality of securities being registered
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters
8.2	Opinion of Kirkland & Ellis regarding tax matters
23.1	Consent of Ernst & Young LLP
23.2	Consent of Winston & Strawn (included in Exhibit 5.1 to this Registration Statement)
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1 to this Registration Statement)
23.4	Consent of Kirkland & Ellis (included in Exhibit 8.2 to this Registration Statement)
24.1	Powers of Attorney*

*  Previously filed.

Item 17. Undertakings.

(a)
The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 28, 2002.

SMURFIT-STONE CONTAINER CORPORATION
By:	/s/ CRAIG A. HUNT
Name:	Craig A. Hunt
Title:	Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Michael W. J. Smurfit	Chairman of the Board and Director	June 28, 2002
* Patrick J. Moore	President and Chief Executive Officer and Director (Principal Executive Officer)	June 28, 2002
* Charles A. Hinrichs	Vice President and Chief Financial Officer (Principal Financial Officer)	June 28, 2002
* Paul K. Kaufmann	Vice President and Corporate Controller (Principal Accounting Officer)	June 28, 2002
* Leigh J. Abramson	Director	June 28, 2002
* Alan E. Goldberg	Director	June 28, 2002
* Howard E. Kilroy	Director	June 28, 2002
* James J. O'Connor	Director	June 28, 2002
* Jerry K. Pearlman	Director	June 28, 2002
* Thomas A. Reynolds III	Director	June 28, 2002

* Anthony P. J. Smurfit	Director	June 28, 2002
* Dermot F. Smurfit	Director	June 28, 2002
*By:	/s/ CRAIG A. HUNT
Craig A. Hunt, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Winston & Strawn regarding legality of securities being registered
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters
8.2	Opinion of Kirkland & Ellis regarding tax matters
23.1	Consent of Ernst & Young LLP
23.2	Consent of Winston & Strawn (included in Exhibit 5.1 to this Registration Statement)
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1 to this Registration Statement)
23.4	Consent of Kirkland & Ellis (included in Exhibit 8.2 to this Registration Statement)
24.1	Powers of Attorney*

*  Previously filed.

QuickLinks

TABLE OF CONTENTS
THE COMPANY
RECENT DEVELOPMENTS
WHERE YOU CAN FIND MORE INFORMATION
CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE
JEFFERSON SMURFIT GROUP MATERIALS
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX